UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               PHARMOS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.03 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    717139307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                  (410)246-2927
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 25, 2006
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   2  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     New Enterprise Associates 10, Limited Partnership
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Limited Partnership
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                               Page 2 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   3  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     NEA Partners 10, Limited Partnership
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware Limited Partnership
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                               Page 3 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   4  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Michael James Barrett
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                               Page 4 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   5  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Peter J. Barris
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                               Page 5 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   6  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     C. Richard Kramlich
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                               Page 6 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   7  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Peter T. Morris
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                               Page 7 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   8  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Charles W. Newhall III
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                               Page 8 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   9  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Mark W. Perry
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                               Page 9 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   10  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Scott D. Sandell
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                              Page 10 of 23 pages

------------------------------                     -----------------------------
CUSIP No.        717139307            13D            Page   11  of   23  Pages
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Eugene A. Trainor III
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)|_|
                                                                         (b)|_|

--------------------------------------------------------------------------------
 3   SEC USE ONLY


--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       1,880,824 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     1,880,824 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,880,824 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.36%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                              Page 11 of 23 pages

                                  Schedule 13D

Item 1. Security and Issuer.

      This statement relates to the Common Stock, $.03 par value (the "Common Stock") of Pharmos Corporation (the "Issuer") having its principal executive office at 99 Wood Avenue South, Suite 311, Iselin, NJ 08830.

Item 2. Identity and Background.

      This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter
T. Morris ("Morris"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor"), (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

      The address of the principal business office of NEA 10, NEA Partners 10, Barrett, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Kramlich, Morris, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

      The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

      During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     NEA 10 acquired 1,880,824 shares of Common Stock (the "Shares") on October 25, 2006 in exchange for 7,500,075 shares of Series D Convertible Preferred Stock ("Vela Series D") of Vela Pharmaceuticals, Inc., a Delaware corporation ("Vela") and promissory notes convertible into an additional 3,518,391 shares of Vela Series D, pursuant to an Agreement and Plan of Merger dated as of March 14, 2006 and incorporated by reference as Exhibit 1 hereto (the "Merger Agreement"). No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Newhall is a member of the Issuer's board of directors and is also a general partner of NEA Partners 10, which is the general partner of NEA 10.

Item 4. Purpose of Transaction.

      NEA 10 acquired the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 10 and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Newhall is a member of the

                              Page 12 of 23 pages

Board of Directors. Except as set forth above and pursuant to the Merger Agreement and related agreements as described in Item 6 below, none of the Reporting Persons has any present plans which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) NEA 10 is the record owner of the Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to own beneficially the Shares.

            Each of the Reporting Persons may be deemed to own beneficially 7.36% of the Issuer's Common Stock, which percentage is calculated based upon 25,565,783 shares outstanding, as determined by adding 19,065,783 shares reported to be outstanding in the Issuer's Form 10-Q filed with respect to the period ending June 30, 2006, to 6,500,000 shares of Common Stock issued in connection with the Merger Agreement as disclosed in the Issuer's Form 8-K filed on October 31, 2006. Each of the Reporting Persons, except NEA 10, disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein, if any.

      (b)   Regarding the number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                  0 shares for each of the Reporting Persons.

                              Page 13 of 23 pages

            (ii)  shared power to vote or to direct the vote:

                  1,880,824 shares for each Reporting Person.

            (iii) sole power to dispose or to direct the disposition:

                  0 shares for each of the Reporting Persons.

            (iv)  shared power to dispose or to direct the disposition:

                  1,880,824 shares for each Reporting Person.

      (c) Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

      (e)   Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

            Pursuant to the Merger Agreement, NEA 10 will be entitled to receive additional shares of Common Stock if the Issuer achieves certain business milestones.

            Pursuant to the Merger Agreement, for as long as NEA 10 and/or its affiliates holds at least 50% of the Shares then (a) its designee as a member of the Issuer's Board of Directors (the "Board"), shall remain on the Board for the duration of his initial term, (b) such designated director shall be replaced during his initial term or any renewal term only by another individual designated by NEA 10, subject to approval of the Board and (c) in connection with the pending expiration of such designated director's term, the Issuer shall consider the re-nomination of such director to the Board in accordance with the Issuer's Charter.

            In connection with the Merger Agreement, NEA 10 executed an Escrow Agreement pursuant to which 282,124 of the Shares and certain Shares acquired by other persons in connection with the Merger are to be held in escrow and released to NEA 10 over an 18-month period. Such Escrow Agreement is attached as Exhibit B to the Merger Agreement.

            In connection with the Merger Agreement, NEA 10 also executed a Registration Rights Agreement pursuant to which NEA 10 and certain other persons acquiring shares of Common Stock in the Merger agreed not to dispose of any of its Shares during the six month period following the effective date of the Merger. Such Registration Rights Agreement is attached as Exhibit C to the Merger Agreement.

            In connection with the Merger Agreement, NEA 10 also executed a Standstill Agreement pursuant to which NEA 10 and certain other persons acquiring shares of Common Stock in the Merger may not purchase or otherwise acquire shares of Common Stock for two years following the effective date of the Merger, other than shares which may be issued pursuant to

                              Page 14 of 23 pages
        the Merger Agreement. Such Standstill Agreement is attached as Exhibit D to the Merger Agreement.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 - Merger Agreement and exhibits (as set forth in Exhibit 2.1 to the Issuer's Form 8-K filed on March 15, 2006 and amended as set forth in
      Exhibit 2.1 to the Issuer's Form 8-K filed on September 5, 2006, each incorporated herein by reference).

      Exhibit 2 - Agreement regarding filing of joint Schedule 13D.

      Exhibit 3 - Powers of Attorney regarding Schedule 13D filings.

                              Page 15 of 23 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP
      General Partner

      By:         *
         ------------------------------
         Charles W. Newhall III
         General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:         *
         ------------------------------
         Charles W. Newhall III
         General Partner

         *
-------------------------------
Michael James Barrett

         *
-------------------------------
Peter J. Barris

         *
-------------------------------
C. Richard Kramlich

         *
-------------------------------
Peter T. Morris

         *
-------------------------------
Charles W. Newhall III

         *
-------------------------------
Mark W. Perry

                              Page 16 of 23 pages

         *
-------------------------------
Scott D. Sandell

         *
-------------------------------
Eugene A. Trainor III

                                          */s/ Louis S. Citron
                                          --------------------------------
                                          Louis S. Citron
                                          As attorney-in-fact

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to Powers of Attorney copies of which are attached as
Exhibit 3.

                              Page 17 of 23 pages

                                                                       EXHIBIT 2

                                    AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Iomai Corporation.

      EXECUTED this 6th day of November, 2006.

NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP
      General Partner

      By:         *
         ------------------------------
         Charles W. Newhall III
         General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:         *
   -----------------------------
   Charles W. Newhall III
   General Partner

         *
--------------------------------
Michael James Barrett

         *
--------------------------------
Peter J. Barris

         *
--------------------------------
C. Richard Kramlich

         *
--------------------------------
Peter T. Morris

         *
--------------------------------
Charles W. Newhall III

                              Page 18 of 23 pages

         *
--------------------------------
Mark W. Perry

         *
--------------------------------
Scott D. Sandell

         *
--------------------------------
Eugene A. Trainor III

                                          */s/ Louis S. Citron
                                          --------------------------------
                                          Louis S. Citron
                                          As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to Powers of Attorney copies of which are attached hereto as Exhibit 3.

                              Page 19 of 23 pages

                                                                       EXHIBIT 3

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.

                                /s/ Stewart Alsop II
                                --------------------------------------
                                Stewart Alsop II

                                /s/ Peter J. Barris
                                --------------------------------------
                                Peter J. Barris

                                /s/ Nancy L. Dorman
                                --------------------------------------
                                Nancy L. Dorman

                                /s/ Ronald Kase
                                --------------------------------------
                                Ronald Kase

                                /s/ C. Richard Kramlich
                                --------------------------------------
                                C. Richard Kramlich

                                /s/ Arthur J. Marks
                                --------------------------------------
                                Arthur J. Marks

                                /s/ Thomas C. McConnell
                                --------------------------------------
                                Thomas C. McConnell

                                /s/ Peter T. Morris
                                --------------------------------------
                                Peter T. Morris

                              Page 20 of 23 pages

                                /s/ John M. Nehra
                                --------------------------------------
                                John M. Nehra

                                /s/ Charles W. Newhall III
                                --------------------------------------
                                Charles W. Newhall III

                                /s/ Mark W. Perry
                                --------------------------------------
                                Mark W. Perry

                                /s/ Scott D. Sandell
                                --------------------------------------
                                Scott D. Sandell

                              Page 21 of 23 pages

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 19th day of October, 2001.

                                /s/ Michael James Barrett
                                --------------------------------------
                                Michael James Barrett

                              Page 22 of 23 pages

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III and Louis S. Citron, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of April, 2002.

                                /s/ Eugene A. Trainor III
                                --------------------------------------
                                Eugene A. Trainor III


                              Page 23 of 23 pages